CoolBrands International Inc.
Consolidated Balance Sheets (Revised)
as at May 31, 2004 and August 31, 2003
-------------------------------------------------------------------------------
(in thousands of dollars)

                                                                  May 31,                August 31,
                                                                     2004                      2003
                                                              (Unaudited)
                                                                        $                         $
---------------------------------------------------------------------------------------------------
Assets
Current assets:

  Cash and short term investments                                  97,486                    30,140
  Receivables                                                      88,401                    60,807
  Receivables - affiliates                                          4,768                     3,185
  Inventories                                                      74,584                    55,604
  Prepaid expenses                                                  8,393                     9,722
  Future income taxes (note 6)                                      6,645                     1,930
                                                   ------------------------------------------------
Total current assets                                              280,277                   161,388

Future income taxes                                                 4,462                     2,977

Property, plant and equipment                                      34,017                    28,349

License agreements                                                 11,771                    12,357

Intangible and other assets                                         8,931                     9,084

Goodwill                                                           98,656                    99,695
                                                   ------------------------------------------------
                                                                  438,114                   313,850
                                                   ================================================
Liabilities and shareholders' equity
Current liabilities:

  Accounts payable                                                 67,842                    27,339
  Payables - affiliates                                             1,057                       754
  Accrued liabilities                                              32,425                    33,530
  Income taxes payable                                              7,248                     5,204
  Future income taxes                                               2,273                     3,144
  Revolving loan - secured                                         10,544
  Current maturities of long-term debt                              5,464                     5,683
                                                   ------------------------------------------------
Total current liabilities                                         126,853                    75,654

Long-term debt                                                     27,335                    38,671

Other liabilities                                                   3,769                     3,984

Future income taxes                                                 4,936                     4,722
                                                   ------------------------------------------------
Total liabilities                                                 162,893                   123,031
                                                   ------------------------------------------------
Minority interest                                                  13,121                     2,968
                                                   ------------------------------------------------
Shareholders' Equity:

Capital stock                                                     138,883                   122,406

Contributed surplus (note 4 and 6)                                 24,658

Cumulative translation adjustment                                  (9,929)                   (8,904)

Retained earnings (note 6)                                        108,488                    74,349
                                                   ------------------------------------------------
Total shareholders' equity (note 6)                               262,100                   187,851
                                                   ------------------------------------------------
                                                                  438,114                   313,850
                                                   ================================================

CoolBrands International Inc.
Consolidated Statements of Earnings (Revised)
-------------------------------------------------------------------------------
(Unaudited)

(in thousands of dollars, except share data)

                                                         For the nine months ended                 For the three months ended
                                                      May 31,              May 31,              May 31,               May 31,
                                                         2004                 2003                 2004                  2003
                                                            $                    $                    $                     $
-----------------------------------------------------------------------------------------------------------------------------
  Revenues:

  Sales                                               420,354              197,356              173,247                78,978

  Franchising and licensing revenues:

    Royalty income                                      1,916                2,034                  716                   721
    Franchise and license fees                            807                1,446                  236                   352
    Consumer products license fee                         350                  436                  117                   241

  Drayage and other income                             40,700                1,987               12,854                 1,616
                                                  ---------------------------------------------------------------------------
  Total revenues                                      464,127              203,259              187,170                81,908
                                                  ---------------------------------------------------------------------------
  Operating expenses:

    Cost of goods sold                                313,792              117,016              129,043                45,114
    Selling, general and administrative expenses       82,296               57,843               25,194                22,163
    Stock-based compensation expense (note 6)           8,938                                     6,912
    Interest expense                                    1,638                1,451                  540                   373
                                                  ---------------------------------------------------------------------------
  Total operating expenses                            406,664              176,310              161,689                67,650
                                                  ---------------------------------------------------------------------------
  Minority interest                                       765                                       577
                                                  ---------------------------------------------------------------------------
  Earnings before income taxes (note 6)                56,698               26,949               24,904                14,258

  Provision for income taxes (note 6)                  22,559               10,081                9,915                 5,301
                                                  ---------------------------------------------------------------------------
  Net earnings (note 6)                                34,139               16,868               14,989                 8,957
                                                  ===========================================================================

  Earnings per share:
    Basic                                                0.62                 0.33                 0.27                  0.17
                                                  ===========================================================================
    Diluted                                              0.61                 0.32                 0.26                  0.17
                                                  ===========================================================================
  Weighted average shares outstanding:

    Shares used in per share calculation - basic       55,291               51,740               55,777                51,757
    Shares used in per share calculation - diluted     56,337               53,492               56,880                53,946

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Revised)
-------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars)

                                                       For the nine months ended                   For the three months ended
                                                      May 31,            May 31,                May 31,               May 31,
                                                         2004               2003                   2004                  2003
                                                            $                  $                      $                     $
-----------------------------------------------------------------------------------------------------------------------------
  Cash and short term investments
   provided by (used in) :

  Operating activities:
  Net earnings                                         34,139             16,868                 14,989                 8,957
  Items not affecting cash:
      Depreciation and amortization                     4,392              3,726                  1,461                 1,196
      Stock-based compensation expense (note 6)         8,938                                     6,912
      Future income taxes (note 6)                     (5,262)             1,342                 (2,148)                  675
      Loss of asset held for sale                                            403                                          403
      Minority interest                                   765                                       577
      Contributed surplus                              15,720                                     4,333
  Changes in current assets and liabilities:
      Receivables                                     (27,488)             2,554                (21,532)               (3,644)
      Receivables - affiliates                         (1,546)            (2,155)                (1,549)               (2,882)
      Allowance for doubtful accounts                     514               (711)                   106                  (159)
      Inventories                                     (18,539)            (9,839)               (13,621)               (1,730)
      Prepaid income taxes                                                                          406
      Prepaid expenses                                  1,299                399                 (2,216)                1,597
      Accounts payable                                 39,559              3,090                 36,859                   936
      Payables - affiliates                               296              1,458                    392                 1,788
      Accrued liabilities                              (1,080)            (3,456)                  (866)               (1,774)
      Income taxes payable                              2,002             (7,081)                 7,026                  (300)
      Other assets                                        128                659                    (24)                  622
      Other liabilities                                  (210)              (929)                   (12)                 (429)
                                                ------------------------------------------------------------------------------
  Cash provided by operating activities                53,627              6,328                 31,093                 5,256
  Investing activities:
  Increase in notes receivable                                                (1)
  Repayment of notes receivable                            30                305                      6                    60
  Purchase of intangible assets                           (70)                                      (21)
  Purchase of license agreements                         (393)                                        4
  Purchase of leasehold improvements and
        equipment                                     (10,946)            (3,853)                (4,891)                 (970)
  Proceeds from the sale of asset held for sale                            3,396                                        3,396
                                                ------------------------------------------------------------------------------
  Cash (used in)  provided by investing
  activities                                          (11,379)              (153)                (4,902)                2,486
                                                ------------------------------------------------------------------------------
  Financing activities:
  Expenses for special warrants                                             (144)
  Proceeds from issuance of Class A and B shares       16,477                 64                    199
  Capital contributions from (repayment to)
     Partnership's minority partner                     8,891                                       (18)
  Change in revolving loan - secured                    6,344              2,742                  3,006                 2,742
  Repayment of long-term debt                          (6,652)            (7,543)                (1,366)               (3,393)
                                                ------------------------------------------------------------------------------
  Cash provided by (used in) financing
       activities                                      25,060             (4,881)                 1,821                  (651)
                                                ------------------------------------------------------------------------------
  Increase (decrease) in cash flow due to
       changes in foreign exchange rates                   38            (10,418)                 2,776                (8,054)
                                                ------------------------------------------------------------------------------
  Increase (decrease) in cash and
       short-term investments                          67,346             (9,124)                30,788                  (963)
  Cash and short-term investments -
      beginning of period                              30,140             47,086                 66,698                38,925
                                                ------------------------------------------------------------------------------
  Cash and short-term investments -
         end of period                                 97,486             37,962                 97,486                37,962
                                               ==============================================================================

CoolBrands International Inc.
Consolidated Notes to I nterim Financial Statements (Revised)
(Unaudited)
May 31, 2004 and  2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2003. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.       Segment information

                              Prepackaged       Foodservice         Dairy         Franchising     Corporate      Consoli-
                                consumer                          components         and                            dated
                                products                                           licensing

                                    $                $                $                $               $              $
-----------------------------------------------------------------------------------------------------------------------------
   For the nine months ended May 31, 2004

   Revenue,
      external                    411,469            16,989          22,925           12,604           140        464,127

   Intersegment
      revenue                      55,147               620           6,814                            149         62,730

   Segment earnings
     before income taxes           51,995             1,035           3,884              794        (1,010)        56,698


   For the nine months ended May 31, 2003

   Revenue,
      external                    140,248            17,676          30,620           14,683            32        203,259

   Intersegment
      revenue                          43               695           2,121                            148          3,007

   Segment earnings
     before income taxes           20,479             1,471           4,462            1,822        (1,285)        26,949

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
May 31, 2004 and 2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

3.       Segment information (cont'd)

                              Prepackaged       Foodservice         Dairy         Franchising     Corporate      Consoli-
                                consumer                          components         and                            dated
                                products                                           licensing

                                    $                $                $                $               $              $
-----------------------------------------------------------------------------------------------------------------------------
   For the three months ended May 31, 2004

   Revenue,
      external                     165,396             7,274           9,382           5,033             85        187,170

   Intersegment
      revenue                       20,171               248           3,407                             53         23,879

   Segment  earnings
      before income taxes           22,753               426           1,711             220           (206)        24,904


   For the three months ended May 31, 2003

   Revenue,
      external                      59,470             6,590          10,322           5,515             11         81,908

   Intersegment
      revenue                            4               242             752                             51          1,049

   Segment earnings
      before income taxes           10,260               878           2,279             965           (124)        14,258


4.       Contributed surplus

         Contributed surplus represents the reduction in income taxes payable resulting from the exercise of non-qualified stock options by employees of a U.S. subsidiary and the fair value of stock options granted to the Company's Co-CEO and Co-Chairman as discussed in note 6.

5.       Capital stock

         The Company had the following equity securities and stock options outstanding as of July 09, 2004:

                         Class A                 Class B Multiple              Stock Options
                      Subordinate                 Voting Shares
                     Voting Shares
                     -------------               ----------------              -------------
                         49,863                      6,030                          3,786
                     =============               ================              =============

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
May 31, 2004 and 2003
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)

6.       Revised financial statements

         The Company has revised the financial statements to reflect stock-based compensation expense. CoolBrands' Co-CEO and Co-Chairman, who does not receive cash compensation directly from the Company, received stock option grants during the third quarter of fiscal 2004 for his service to the Company. The Company had believed that, for accounting purposes, these stock option grants could be characterized either as option grants to an employee or as option grants to a consultant, although the Company had believed that accounting for them as grants to an employee was the more appropriate accounting treatment. Under Generally Accepted Accounting Principles for that period, an option grant to an employee did not carry an immediate charge to earnings, while an option grant to a consultant carried an immediate charge against earnings.

         Subsequently however the Company, in consultation with its independent auditors, has determined that it is appropriate to follow CICA 3870 Stock-Based Compensation and Other Stock-Based Payments and FASB Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation, and APB Opinion Number 25, and for purposes of accounting for grants of stock options, to treat the Company's Co-CEO and Co-Chairman as a consultant.

         As a result, the Company has recorded a non-cash pre tax compensation expense for the three and nine months ended May 31, 2004 of $6,912,000 and $8,938,000, respectively. Such expense reduced net earnings for the three and nine months ended May 31, 2004 by $4,137,000 ($0.07 per share basic $0.08 per share diluted) and $5,349,000 ($0.09 per share basic and diluted), respectively.